Via Edgar and Federal Express
September 1, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Letter dated August 11, 2010 related to Alexza Pharmaceuticals, Inc.’s Form 10-K for the fiscal year ended December 31, 2009 filed on March 9, 2010 and Form 10-Q for the quarter ended June 30, 2010 filed on July 26, 2010 and as amended on July 28, 2010.
File no. 0-51820
Dear Mr. Rosenberg:
Alexza Pharmaceuticals, Inc. (“Alexza” or the “Company”) is pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010. The Company has set forth in bold face the comment as submitted to it in the Staff’s letter dated August 11, 2010 and then provides the Company’s responses.
The Company understands that the Staff will be reviewing the Company’s response and may have additional comments. Alexza welcomes any questions the Staff may have concerning the Company’s responses and thanks the Staff for its attention to our filing. Please feel free to call the undersigned at the telephone numbers listed at the end of this letter with any questions or additional comments.
Form 10-K Fiscal Year Ended December 31, 2009
Item 1. Business
Patents and Proprietary Rights, page 24
1: Please revise your disclosure to provide the expiration dates of your material patents.
Response: The Company supplementally notes that the expiration date of the material patents are disclosed under each product sub heading (AZ-004/AZ-104; AZ-007; AZ-001; and AZ-002) under the section entitled “Patents and Proprietary Rights on p. 25 of the Annual Report on Form 10-K.
Critical Accounting Policies

Symphony Allegro, page 51
2: Regarding your estimate of the fair value of the liability associated with the contingent cash payments to the Symphony Allegro stockholders, please disclose the significant assumptions used in your discounted cash flow model. Tell us how you determined the 18% discount and why it is reasonable. In your response, please tell us how you separately considered the cash flows associated with your Biovail license agreement and other “future partnering transactions” and why different risk discounts were apparently not utilized.
Response: In order to estimate the fair value of the liability associated with the contingent cash payments to the former Symphony Allegro stockholders, the Company prepared several cash flow scenarios for the three product candidates, AZ-004, AZ-002, and AZ-104, that are subject to the contingent payment obligation. Each potential cash flow scenario consisted of assumptions of the range of estimated milestone and license payments potentially receivable from such partnerships and assumed royalties received from future product sales. Based on these estimates, the Company computed the estimated payments to be made to the former Symphony Allegro stockholders. Payments were assumed to terminate upon the expiration of the patents.
The projected cash flows for AZ-004 in the U.S. and Canada were based on the terms of the Biovail agreement signed in February of 2010 and multiple internal product sales forecasts. The timing and extent of the projected cash flows for AZ-004 outside of the U.S. and Canada, AZ-002 and AZ-104 were based on internal estimates for potential milestones and multiple product royalty scenarios and are consistent in structure to the Biovail agreement as the Company expects future partnerships for these product candidates to have similar structures.
The Company then assigned a probability to each of the cash flow scenarios based on several factors, including: the product candidate’s stage of development, preclinical and clinical results, technological risk related to the successful development of the different drug candidates, estimated market size, market risk and potential partnership interest to determine a risk adjusted weighted average cash flow based on all of these scenarios.
These probability and risk adjusted weighted average cash flows were then discounted utilizing the Company’s estimated weighted average cost of capital (“WACC”). The Company’s WACC considered the Company’s cash position, competition, risk of substitute products, and risk associated with the financing of the development projects. The Company determined the discount rate to be 18% and applied this rate to each of the above mentioned probability adjusted cash flow scenarios to determine their present value for all of the product candidates.
The cash flows associated with the Biovail license agreement and other future partnering transactions were discounted at the same rate because the Company risk-adjusted each cash flow scenario for each product candidate to reflect the risks pertaining to each product candidate. ASC 820-10-55-6(c) calls for the use of a discount rate that is commensurate with the risk inherent in the expected cash flows; the Company believes the process of risk adjusting the weighted average cash flows for each product candidate and applying a single discount rate to the risk adjusted weighted average cash flows is consistent with this guidance.
Notes to Consolidated Financial Statements
8. Commitments
Manufacturing and Supply Agreement, page 86
3: You disclose the capitalization of costs associated with development of a manufacturing line at Autoliv. Please explain to us why capitalization of these costs is appropriate under GAAP and reference for us the authoritative literature you rely upon to support your accounting. In your response please differentiate between equipment costs, facility or leasehold improvements that cannot be removed from Autoliv and qualification costs, and tell us whether each of these categories of costs has an alternative future use if Staccato loxapine is not approved by the FDA.
Response: The Company’s agreement with Autoliv provides that Autoliv will complete, install and qualify a manufacturing line capable of producing chemical heat packages in accordance with the Company’s specifications for a predetermined price per chemical heat package. Such manufacturing line is an integration of several pieces of equipment, all of which can be transferred to another location. Autoliv’s cost to generate the manufacturing line includes design, purchase of equipment, assembly of the equipment and qualification of the line to meet the Company’s specifications; it does not include any facility or leasehold improvement costs. Autoliv has passed these costs through to the Company in the form of the $4 million cash payment discussed in Comment 4 below. All costs associated with the generation of the manufacturing line are capitalizable as a single piece of equipment under the guidance of ASC 360-10-30-1 which notes “the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use. As indicated in that paragraph, if an asset requires a period of time in which to carry out the activities necessary to bring it to that condition and location, the interest cost incurred during that period as a result of expenditures for the asset is a part of the historical cost of acquiring the asset.” and the Glossary at ASC 360-10-20 which notes: “The term activities is to be construed broadly. It encompasses physical construction of the asset. In addition, it includes all the steps required to prepare the asset for its intended use. For example, it includes administrative and technical activities during the preconstruction stage, such as the development of plans or the process of obtaining permits from governmental authorities. It also includes activities undertaken after construction has begun in order to overcome unforeseen obstacles, such as technical problems, labor disputes, or litigation.” Thus, the costs to create a manufacturing line capable of producing chemical heat packages are properly capitalizable as the costs necessary to bring the line to the condition and location necessary for its intended use.
The chemical heat packages produced by the manufacturing line have alternative future uses other than being used only for AZ-004, including being used in the Company’s planned clinical trials for AZ-007 and any other product candidates the Company seeks to develop or commercialize which use the single heat package design.
4: Additionally, in Note 13 of your June 30, 2010 Form 10-Q, you indicate that you amended the terms of this manufacturing agreement and paid Autoliv $4 million cash and issued a $4 million unsecured promissory note in return for a production line for the commercial manufacture of Chemical Heat Packages. It appears that approximately $4 million of this consideration may have been charged to other assets on your June 30, 2010 balance sheet. Please revise your disclosure to clarify your accounting for this amended agreement. Please separately reference for us the authoritative literature you relied upon to support your accounting.
Response: The $8 million of consideration, consisting of the $4 million cash and $4 million unsecured promissory note, represents full payment for one production line, which consists of two autonomously functioning identical units (each a “Cell”). Each Cell is capable of functioning separately and producing chemical heat packages. The amended manufacturing agreement required that the Company to pay $4 million in cash, the total costs incurred to date, for the first completed Cell. Furthermore, the Company was also required to issue the $4 million unsecured promissory note to Autoliv for the construction of the second Cell. The construction of the second Cell is expected to begin in the second half of 2010. The $4 million unsecured promissory note is properly characterized as a deposit, or other non-current asset, that will convert to a fixed asset upon the start of construction of the second Cell and does not yet meet the definition of a fixed asset as outlined in ASC 360-10-05-3.
Given the above, the Company will include the additional disclosure set forth below to Note 13 in future filings until the start of construction of the second Cell:
Each production line consists of two autonomously functioning units (“cells”); one of which has been fully completed. The Company has recorded $4 million of the total $8 million payment as an Other Asset on the balance sheet as this amount represents a deposit on the construction of the second cell, which has not been initiated.
Form 10-Q for the quarter ended June 30, 2009
Condensed Consolidated Statements of Cash Flows, page 5
5: Please explain to us why you classified payments associated with your contingent obligation to Symphony Allegro Holdings, LLC as a financing activity. Please reference for us the authoritative literature you relied upon to support your accounting.
Response: The contingent obligation to Symphony Allegro Holdings, LLC arose as a result of the Company’s acquisition of the noncontrolling interest in Symphony Allegro, Inc. A component of the consideration transferred to the Symphony Allegro shareholders as consideration for the noncontrolling interest was the contingent obligation requiring the Company to pay a portion of future milestone, license and royalty payments resulting from partnering arrangements pertaining to the product candidates formerly licensed to Symphony Allegro. Any payments or settlements of the contingent obligation represent a financing activity since the contingent obligation was a portion of the consideration for the Company’s acquisition of the noncontrolling interest in Symphony Allegro, Inc., This view is consistent with the guidance in ASC 230-45-13(c) which notes that the portion of property, plant and equipment that is not paid for at or soon after the time of acquisition is considered seller financing, and future payments are treated as repayment of debt principal (i.e., a financing activity). Thus, the payment attributable to the amount included as part of the consideration transferred should be classified as cash flows from financing activities.
12. License Agreements
Biovail Laboratories International SRL, page 16
6: You indicate that you are treating your agreement with Biovail as a single unit of account. Please address the following:
•	Disclose the terms of the supply agreement and your accounting treatment. Tell us why the supply agreement does not qualify as a separate unit of accounting in accordance with ASC 605-25

•	You disclose that you will recognize revenue associated with the $40 million upfront payment over the period beginning with the first supply of commercial product as, for a single unit of accounting, payments received are recognized in a manner consistent with the final deliverable. Please also disclose your accounting treatment for the payments to be received upon the achievement of predetermined regulatory clinical and commercial manufacturing milestones and, if not consistent with your accounting for the upfront payment, explain your rationale.

•	Please disclose your accounting treatment for the $5 million repayment obligation and nature of the “certain other milestones” that, if not met, would trigger payment of this obligation.
Response:
•	The Company respectfully informs the Staff that the supply agreement was filed as Exhibit 10.56 to the Company’s annual report on Form 10-K and the terms of such supply agreement were summarized in that Annual Report.

The supply agreement was entered into with Biovail simultaneously with the license agreement. According to ASC 605-25-3 “In applying the guidance in this Subtopic, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and shall, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting.” The supply agreement was entered into at the same time as the license agreement with the same party for the same purpose. The supply agreement provides that Alexza will manufacture and supply clinical and commercial supply of AZ-004 to Biovail for clinical use and commercial sale in the US and Canada at predetermined pricing, and will terminate concurrently with the license agreement. Alexza holds all manufacturing rights to, and is the sole supplier of, AZ-004. The Company has not yet delivered any services or product pursuant to the supply agreement. The supply agreement does not qualify as a separate unit of accounting because the Company does not have objective and reliable evidence of the fair value of the clinical or commercial product pricing without the licensing agreement. Because Biovail could not obtain this product without the supply agreement and the Company would not be able to sell the products on a standalone, arms length basis, there is no way to establish the fair value of the clinical or commercial product pricing. This treatment is consistent with ASC 605-25-5 which states that there must be objective and reliable evidence of the fair value of the undelivered items in order to recognize multiple deliverables as separate units of accounting.

The Company also believes that the timing of entering the agreements, after the Company’s filing of the New Drug Application with the Federal Drug Administration, indicates that Biovail’s intention for entering into the agreements was to generate revenues from the sale of AZ-004 if approved, rather than for any research or development purposes. In evaluating the two agreements as a single arrangement, the Company believes that a license to commercialize AZ-004 does not have value without a supply agreement, as the Company is the sole supplier of AZ-004, and contends that license does not have stand alone value to Biovail without access to the product to sell. The lack of stand alone value in turn does not allow the Company to assign a fair value to the undelivered components. Therefore, the Company concluded the two agreements should be accounted for as a single unit of accounting because they are with the same entity, were entered into at the same time and were negotiated as a package.

•	The Company’s revenue recognition for the potential predetermined regulatory, clinical and commercial manufacturing milestones will be consistent with the accounting for the upfront payment, which is intended to be amortized through May 2022 beginning on the later of the first supply of commercial product or the receipt of the milestone payment. Given this, and the fact that no such milestone payments have been received to date, the Company will include the additional disclosure set forth below to Note 12 of future filings:
The Company plans to ratably recognize revenues from future milestone payments beginning on the later of the first supply of commercial product or the receipt of the milestone payment through patent expiration in May 2022.
•	The Company is subject to a $5 million commercial penalty and will be required to remit payment in full or partially to Biovail if Biovail does not purchase certain quantities of commercial product, determined on an annual basis over a 5 year period, or if the FDA does not approve the NDA for AZ-004 or issues an approvable letter which requires additional development or regulatory activities which causes Biovail to elect to terminate the license agreement. The Company will not be subject to the payment obligation unless certain operational milestones are achieved, which are expected to occur in the fourth quarter of 2010. Upon achievement of these operational milestones, the Company will record any future payments received from Biovail as a deferred revenue liability and will reduce the liability and recognize revenue only to the extent the minimum purchases have been made and the penalty is no longer payable to Biovail.

Given this, the Company will include the additional disclosure set forth below in future filings (additions to Note 12 are underlined and deletions are indicated by a strikethrough):
Under the terms of the License Agreement, Biovail paid the Company an upfront fee of $40 million, and the Company may be eligible to receive up to an additional $90 million in milestone payments upon achievement of predetermined regulatory, clinical and commercial manufacturing milestones. ~~The Company may be subject to certain payment obligations to Biovail, up to $5 million, if it does not meet certain other milestones prior to a termination of the License Agreement.~~ The Company is also eligible to receive tiered royalty payments of 10% to 25% on any net sales of AZ-004. The Company is responsible for conducting and funding all development and regulatory activities associated with AZ-004’s initial indication for the rapid treatment of agitation in patients with schizophrenia or bipolar disorder as well as for its possible use in the outpatient setting in these two patient populations. The Company’s obligation to fund the outpatient development efforts is limited to a specified amount. Biovail is responsible for certain Phase 4 development commitments and related costs and expenses. For additional indications, the Company has an obligation regarding certain efforts and related costs and expenses, up to a specified amount, and if it elects, Biovail is responsible for all other development commitments and related costs and expenses.

The Company will be subject to a commercialization penalty of up to $5 million if Biovail does not purchase certain quantities of commercial product, determined on an annual basis over a 5 year period, or if the FDA does not approve the NDA for AZ-004 or issues an approvable letter which requires additional development or regulatory activities which causes Biovail to elect to terminate the license agreement. The Company will not be subject to the payment obligation unless certain operational milestones are achieved, which are expected to occur in the fourth quarter of 2010. Upon the achievement of the operational milestones, the Company will record any future payments received from Biovail as a deferred revenue liability and will reduce the liability and recognize revenue only to the extent the minimum purchases have been made and the penalty is no longer payable to Biovail.
In connection with our response to the Staff’s comments, Alexza acknowledges the following:
•	Alexza is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	Alexza may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding our comments or require any additional information please contact Mark Oki at (650) 944-7666 or me at (650) 944-7788.
Very truly yours,

/s/ August J. Moretti
August J. Moretti
Senior Vice President and
Chief Financial Officer

cc:	Sasha Parikh, Securities and Exchange Commission
Mark Brunhofer, Securities and Exchange Commission
Jennifer Riegel, Securities and Exchange Commission
Thomas King, Chief Executive Officer
Brent Fassett, Cooley LLP
Surita Jolly, Ernst & Young LLP